Exhibit 12.1
Computation of Earnings to Fixed Charges
(In thousands except ratio data)

	Fiscal Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income (loss) from continuing operations before income taxes and discontinued operations	$150,589	$(216,156)	$238,357	$417,003	$178,115
Fixed Charges	95,764	27,982	27,479	25,833	17,679
Capitalized interest	(3,416)	(3,019)	(3,291)	(4,589)	(1,720)

	$242,937	$(191,193)	$262,545	$438,247	$194,074

Fixed Charges:
Interest expense	88,223	21,631	19,794	17,041	11,931
Capitalized interest	3,416	3,019	3,291	4,589	1,720
Portion of rents representative of interest factor	4,125	3,332	4,394	4,203	4,028

	$95,764	$27,982	$27,479	$25,833	$17,679

Ratio of Earnings to Fixed Charges (a)	2.5x	(b)	9.6x	17.0x	11.0x
(a)	For purposes of computing this consolidated ratio earnings consist of income (loss) from continuing operations before income taxes and discontinued operations plus Fixed Charges and capitalized interest.

Fixed Charges consist of:
     - all interest expense;
     - the portion of net rental expense which is deemed representative of the interest factor;
     - the amortization expense of debt issuance costs; and
- capitalized interest.

(b)	Earnings were inadequate to cover Fixed Charges by $219,175.